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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION      -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                         OMB APPROVAL
--------                                                                                              OMB Number:     3235-0104
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES        Expires: September 30, 1998
                                                                                                      Estimated average burden
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, hours per response .... 0.5
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or   ----------------------------
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940
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
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
     Rees          Anthony            R.            (Month/Day/Year)       IGEN
-------------------------------------------------                       ----------------------------------------------------------
    (Last)          (First)          (Middle)     June 30, 2000          5. Relationship of Reporting Person(s) 6. If Amendment,
                                                 -----------------------    to Issuer (Check all applicable)      Date of Original
                                                 3. I.R.S. Identification    X    Director             ----            7/10/00
16020 Industrial Drive                              Number of Reporting,    ----  Officer (give    Other (specify  ---------------
-------------------------------------------------   Person, if an entity          title below)    below)    7. Individual or
                    (Street)                        (Voluntary)             ----               ----             Joint/Group Filing
                                                                                                              x  Form filed by One
                                                                                                             --- Reporting Person
                                                                           ---------------------------       --- Form filed by
                                                                                                                 More than One
                                                                                                                 Reporting Person
Gaithersburg         MD                20877
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    (City)          (State)            (Zip)                              TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities     3. Ownership       4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned          Form: Direct       Ownership (Instr. 5)
                                                     (Instr. 4)                  (D) or Indirect
                                                                                 (I)  (Instr. 5)
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Common Stock                                       1000                             D
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Common Stock                                       500                              D
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Common Stock                                       300                              D
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Common Stock                                       300                              D
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Common Stock                                       500                              D
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Common Stock                                       200                              D
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Common Stock                                       200                              D
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Common Stock                                       100                              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).


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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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

1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Indirect
                                      Expiration     (Instr. 4)                          Exercise     Form of     Beneficial
                                      Date                                               Price of     Deriv-      Ownership
                                     (Month/Day/                                         Deri-        ative       (Instr. 5)
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of                       (Instr. 5)
                                                                             Shares
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Option to Purchase Common            (2)     6/27/00      Common Stock       10,000       $ 15.69       D
  Stock (1)
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Explanation of Responses:
(1)     Option automatically granted under IGEN 1994 Non-Employee Director's Stock Option Plan.
(2)     Exercisable over 5 year period; 2,000 shares exercisable on 6/27/01; 500 shares exercisable every 3 months thereafter.



                                                                          /s/ ANTHONY REES                          8/15/00
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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